November 13, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Private Credit Fund (“BCRED”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, which was filed with the U.S. Securities and Exchange Commission on November 13, 2023. BCRED has made such disclosure based on information provided by other companies that may be deemed to be under common control with BCRED, and not because of any conduct by BCRED.

Very truly yours,

Blackstone Private Credit Fund

By:	/s/ Oran Ebel
Name:	Oran Ebel
Title:	Chief Legal Officer and Secretary

Blackstone Private Credit Fund 345 Park Avenue, 31st Floor New York, New York 10154 T 212 503 2100